

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



03024670

3 July 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.


RECEIVED
JUL 17 2003

dlw 7/21

NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Ernest Geoffrey Albers
Date of Last Disclosure by Director:	30 May 2003
Date of Change:	3 July 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	Attached
Number of Securities Acquired:	894,280
Number of Securities Disposed:	655,214
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** Attached. **Non Beneficial:** Attached.
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	239,066 @ AUD 5.2 cents each 655,214 @ AUD 4.0 cents each



Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	4,016,433	4,016,433		
Ernest Geoffrey Albers (as Trustee for EG & PJ Albers)	-	-		
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	-	24/06/03	AUD 4.0¢ each
BB Nominees Pty Ltd	1,631,194	1,870,260		
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,250,000	1,250,000		
TOTAL	7,552,841	7,136,693		

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Browse Petroleum Pty Ltd	3,700,000	3,700,000	03/07/03	AUD 5.2¢ each
Octanex NL	25,220,000	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	11,160,140		
Great Missenden Holdings Pty Ltd		655,214	24/06/03	AUD 4.0¢ each
TOTAL	40,080,140	40,735,354		

TOTAL	47,632,981	47,872,047



NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Ken Hoolihan
Date of Last Disclosure by Director:	2 April 2003
Date of Change:	3 July 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	860,316 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	119,533 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 979,849 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	119,533 @ AUD5.2 cents each

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Richard Tweedie
Date of Last Disclosure by Director:	2 April 2003
Date of Change:	3 July 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 860,315 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	119,533 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 979,848 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	119,533 @ AUD5.2 cents each



Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Leon Musca
Date of Last Disclosure by Director:	2 April 2003
Date of Change:	3 July 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 651,992 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Number of Securities Acquired:	119,533 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 771,525 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:**
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	119,533 @ AUD5.2 cents each

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade